

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 7, 2007

Mr. Peter C. Castle
Chief Financial Officer
NetWolves Corporation
4805 Independence Pkwy
Tampa, Florida 33634

Re: **NetWolves Corporation**
        Form 10-KSB for Fiscal Year Ended June 30, 2006
        Filed October 17, 2006

        Form 10-Q for Fiscal Quarter Ended September 30, 2006
        File No. 000-25831

Dear Mr. Castle:

    We have reviewed your supplemental response letter dated January 31, 2007 as well as your filing and have the following comments. As noted in our comment letter dated January 18, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for the fiscal year ended June 30, 2006

5 Indentifiable Intangible Assets, page F-18

1. We note your response to prior comment 3. It is unclear to us why you recorded this contingency. Please tell us the factors that you considered in your determination that the contingent payment was assured beyond a reasonable doubt. Refer to paragraphs 25-28 of SFAS 141 in your response.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director